UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NET Power Inc.
(Name of Issuer)

Class A common stock, par value $0.0001
(Title of Class of Securities)

64107A 105
(CUSIP Number)

OLCV Net Power, LLC
c/o Occidental Petroleum Corp.
5 Greenway Plaza, Suite 110
Houston, TX 77046

With copies to:
A.J. Ericksen
Emery Choi
Scott Levi
White & Case LLP
609 Main Street Suite 2900
Houston, Texas 77002
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64107A 105
1	NAMES OF REPORTING PERSONS
OLCV Net Power, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,553,242(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,553,242(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,553,242(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 3.
(2)	See Items 2 and 5
(3)
The percentage reported in this Schedule 13D is based upon 67,352,271 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), outstanding as of June 8, 2023 according to the Current Report on Form 8-K (the “Form 8-K”) filed by the Issuer with the Securities and Exchange Commission on June 14, 2023 (plus the 55,553,247 shares of Class A Common Stock underlying outstanding shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), beneficially owned by the Reporting Person).

(4)
Pursuant to the requirements of Schedule 13D, this row represents the percentage ownership of the Reporting Person’s Class A Common Stock, including shares of Class B Common Stock exchangeable for shares of Class A Common Stock.  Taking into account all shares of Class A Common Stock outstanding and all shares of Class B Common Stock outstanding (of which there were 144,817,563 as of June 8, 2023 as reported in the Form 8-K), the Reporting Person’s beneficial ownership and voting power is 42.2%.

CUSIP No.: 64107A 105
1	NAMES OF REPORTING PERSONS
Oxy Low Carbon Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,553,242(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,553,242(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,553,242(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 3.
(2)	See Items 2 and 5
(3)
The percentage reported in this Schedule 13D is based upon 67,352,271 shares of Class A Common Stock outstanding as of June 8, 2023 according to the Form 8-K (plus the 55,553,247 shares of Class A Common Stock underlying outstanding shares of Class B Common Stock beneficially owned by the Reporting Person).

(4)
Pursuant to the requirements of Schedule 13D, this row represents the percentage ownership of the Reporting Person’s Class A Common Stock, including shares of Class B Common Stock exchangeable for shares of Class A Common Stock. Taking into account all shares of Class A Common Stock outstanding and all shares of Class B Common Stock outstanding (of which there were 144,817,563 as of June 8, 2023 as reported in the Form 8-K), the Reporting Person’s beneficial ownership and voting power is 42.2%.

CUSIP No.: 64107A 105
1	NAMES OF REPORTING PERSONS
OXY USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,553,242(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,553,242(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,553,242(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 3.
(2)	See Items 2 and 5.
(3)
The percentage reported in this Schedule 13D is based upon 67,352,271 shares of Class A Common Stock outstanding as of June 8, 2023 according to the Form 8-K (plus the 55,553,247 shares of Class A Common Stock underlying outstanding shares of Class B Common Stock beneficially owned by the Reporting Person).

(4)
Pursuant to the requirements of Schedule 13D, this row represents the percentage ownership of the Reporting Person’s Class A Common Stock, including shares of Class B Common Stock exchangeable for shares of Class A Common Stock. Taking into account all shares of Class A Common Stock outstanding and all shares of Class B Common Stock outstanding (of which there were 144,817,563 as of June 8, 2023 as reported in the Form 8-K), the Reporting Person’s beneficial ownership and voting power is 42.2%.

CUSIP No.: 64107A 105
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,553,242(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,553,242(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,553,242(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

(1)	See Item 3.
(2)	See Items 2 and 5.
(3)
The percentage reported in this Schedule 13D is based upon 67,352,271 shares of Class A Common Stock outstanding as of June 8, 2023 according to the Form 8-K (plus the 55,553,247 shares of Class A Common Stock underlying outstanding shares of Class B Common Stock beneficially owned by the Reporting Person).

(4)
Pursuant to the requirements of Schedule 13D, this row represents the percentage ownership of the Reporting Person’s Class A Common Stock, including shares of Class B Common Stock exchangeable for shares of Class A Common Stock. Taking into account all shares of Class A Common Stock outstanding and all shares of Class B Common Stock outstanding (of which there were 144,817,563 as of June 8, 2023 as reported in the Form 8-K), the Reporting Person’s beneficial ownership and voting power is 42.2%.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of NET Power Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 404 Hunt Street, Suite 410, Durham, North Carolina 27701.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by OLCV Net Power, LLC, a Texas limited liability company (“OLCV Net Power”), Oxy Low Carbon Ventures, LLC, a Delaware limited liability company (“OLCV”), OXY USA Inc., a Delaware corporation (“OXY USA”), and Occidental Petroleum Corporation, a Delaware corporation (“Occidental”) (collectively, the “Reporting Persons”). OLCV Net Power is a direct, wholly owned subsidiary of OLCV. OLCV is a direct, wholly owned subsidiary of OXY USA. OXY USA is a direct, wholly owned subsidiary of Occidental.

The name of each director and/or executive officer of OLCV Net Power and Occidental (collectively, the “Covered Persons”) is set forth in the attached Annex A and incorporated by reference herein.

The Reporting Persons have entered into a Joint Filing Agreement dated June 20, 2023, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, a copy of which is attached hereto as Exhibit 7.1.

(b) The address of the principal business office of each of the Reporting Persons is 5 Greenway Plaza, Suite 110, Houston, TX 77046. The address of each of the Covered Persons is set forth in Annex A and incorporated by reference herein.

(c) Occidental’s principal businesses consist of three reporting segments: oil and gas, chemical and midstream and marketing. The oil and gas segment explores for, develops and produces oil (which includes condensate), natural gas liquids (“NGLs”) and natural gas. The chemical segment primarily manufactures and markets basic chemicals and vinyls. The midstream and marketing segment purchases, markets, gathers, processes, transports and stores oil, NGL, natural gas, carbon dioxide (“CO2”) and power. It also optimizes its transportation and storage capacity, and invests in entities that conduct similar activities. The midstream and marketing segment also includes Occidental’s low-carbon venture businesses, including OLCV.

The principal business of OXY USA is to engage in the exploration and production of domestic oil and gas and to hold ownership interests in its various subsidiaries.

The principal business of Occidental’s low carbon ventures businesses, including OLCV, is to focus on advancing carbon removal and carbon capture, utilization and storage projects, including developing and commercializing direct air capture technology, and to invest in third-party entities (such as the Issuer) that are developing technologies that advance other low-carbon initiatives.

The principal business of OLCV Net Power is to invest in the Issuer.

The present principal occupation or employment of each of the Covered Persons is set forth in Annex A and incorporated by reference herein.

(d) – (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each of the Reporting Persons is set forth in Item 2(a). The citizenship of each of the Covered Persons is set forth in Annex A and incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons beneficially own, through OLCV Net Power as the owner of record, both (i) outstanding shares of Class A Common Stock and (ii) shares of Class A Common Stock that are exchangeable one-for-one for outstanding shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Common Stock”). The Reporting Persons also beneficially own a number of Opco Units (as defined below) equivalent to the number of shares of Class B Common Stock that they beneficially own.

OLCV Net Power acquired the shares of Class B Common Stock and Opco Units pursuant to a Business Combination Agreement, dated as of December 13, 2022 (the “Business Combination Agreement”), by and among NET Power, LLC (“Old NET Power”), Rice Acquisition Corp. II (“RONI”), Rice Acquisition Holdings II LLC (“RONI Holdings,” which was renamed NET Power Operations LLC in connection with the Closing, as defined below), Topo Buyer Co, LLC (the “Buyer”), and Topo Merger Sub, LLC. The transactions contemplated by the Business Combination Agreement (the “Merger”) closed (the “Closing”) on June 8, 2023 (the “Closing Date”). OLCV Net Power was a shareholder of Old NET Power prior to the Closing of the Business Combination, having purchased 355,555 shares of Old NET Power at a purchase price of $168.75 per share in 2019 and 2020, and an additional 1,099,999 shares of Old NET Power from McDermott Technology Sub in 2022. OLCV Net Power also acquired an additional 5,824 shares of Old NET Power in January 2023 pursuant to exercising a warrant issued under a Loan and Security Agreement by and among Old NET Power, OLCV Net Power and certain other parties thereto. In connection with the Closing, RONI retained its “up-C” structure and changed its name to “Net Power Inc.”, and as such, as a result of the Closing, OLCV Net Power, along with certain other legacy investors of Old NET Power, directly acquired 55,553,247 shares of Class B Common Stock and an equivalent number of Class A units (“Opco Units”) of NET Power Operations LLC (“Opco”), in which Issuer is the sole managing member and whose equity interests are the Issuer’s only asset. Pursuant to the limited liability company agreement of Opco (“Opco LLC Agreement”), at the request of the holder, each Opco Unit may be redeemed for, at the Issuer’s election, a newly issued share of Class A Common Stock or cash, and upon redemption of such Opco Unit, a share of Class B Common Stock shall be surrendered by the holder and canceled by the Issuer.

Additionally, OLCV Net Power acquired the outstanding shares of Class A Common Stock pursuant to subscription agreements, dated December 13, 2022 and April 23, 2023 (the “Subscription Agreements”), between it and RONI, pursuant to which OLCV Net Power agreed to subscribe for and purchase from RONI, and RONI agreed to issue and sell to OLCV Net Power, an aggregate of 33,999,995 newly issued shares of Class A Common Stock for an aggregate purchase price of $333,999,950, on the terms and subject to the conditions set forth in the Subscription Agreements, as part of a PIPE financing with several other investors who also signed subscription agreements with the same terms (the “PIPE Financing”). The Subscription Agreements contained customary conditions to closing, including the consummation of the Business Combination immediately following the consummation of the PIPE Financing. The purchases under the Subscription Agreements closed on the Closing Date, substantially concurrently with the closing of the Business Combination.

The above descriptions of the Business Combination Agreement and Opco LLC Agreement are qualified in their entirety by reference to the text of each such agreement, which are filed as Exhibits 7.2 and 7.3, respectively, and are incorporated by reference herein in their entirety.

Item 4.	Purpose of Transaction.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the securities reported herein for strategic investment purposes. The Reporting Persons provide expertise to the Issuer in the CO2 value chain, and are expected to play a key role in the development and commercialization of the first NET Power Plant, or SN1, and to provide the host site for the project near Odessa, Texas.

The Reporting Persons will continuously review their investment in Issuer, and depending on market, economic and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in applicable law and/or regulations and all other factors that may be deemed relevant, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Pursuant to the Stockholders’ Agreement (as defined in Item 6), OLCV Net Power has the right to designate three director nominees for appointment or election to the board of directors of the Issuer (the “Board”), subject to the terms of the Stockholders’ Agreement. The Reporting Persons may and expect that they will engage, including through such director nominees, in discussions with the Issuer’s management and/or Board, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes.

Certain of the Reporting Persons are also party to commercial agreements with the Issuer or certain of its subsidiaries. Currently, the Reporting Persons have no plans in respect of these commercial agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D, and such agreements do not otherwise relate to securities of the Issuer within the meaning of Item 6 of Schedule 13D. The Reporting Persons may from time to time, however, be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D in connection with these commercial arrangements. Other than as required by Items 4 or 6 of Schedule 13D, the Reporting Persons do not anticipate making any public disclosures in connection with its participation in routine transactions and activities of the Issuer, including under these commercial arrangements, separate and apart from relevant public disclosures by the Issuer.

The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages and in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) OLCV Net Power is the owner of record of 33,999,995 outstanding shares of Class A Common Stock and 55,553,247 outstanding shares of Class B Common Stock, which are exchangeable one-for-one for shares of Class A Common Stock pursuant to the Opco LLC Agreement.

Each of OLCV, OXY USA and Occidental, as a result of the relationships described in Item 2, may be deemed to indirectly beneficially own the shares of Class A Common Stock owned by OLCV Net Power, representing 72.9% of the outstanding Class A Common Stock. This percentage is based upon 67,352,271 shares of Class A Common Stock outstanding as of the Closing Date according to the Current Report on Form 8-K (the “Form 8-K”) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 14, 2023, plus the 55,553,247 shares of Class A Common Stock underlying the shares of Class B Common Stock beneficially owned by the Reporting Person. However, taking into account all shares of Class A Common Stock outstanding and all shares of Class B Common Stock outstanding (of which there were 144,817,563 as of the Closing Date as reported in the Form 8-K, all of are entitled to one vote per share as described in Item 6), OLCV Net Power, and as a result of the relationships described in Item 2, each other Reporting Person beneficially owns and has voting power over only 42.2% of the outstanding Common Stock.

Each of the Reporting Persons disclaims beneficial ownership in all shares of Class A Common Stock reported herein, except to the extent of its respective pecuniary interest therein.

(b) For information on the Reporting Persons’ powers to vote and dispose of the shares of Class A Common Stock, see rows 7 to 10 of the cover pages to this Schedule 13D.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has effected any transactions that may be deemed to be a transaction in the Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 6.

Stockholders’ Agreement

On the Closing Date, as contemplated by the Business Combination Agreement, RONI, RONI Opco, Buyer, Rice Acquisition Sponsor II LLC, and certain holders of Old NET Power equity interests prior to the Closing (the “Legacy NET Power Holders”) entered into the Stockholders’ Agreement (the “Stockholders’ Agreement”). The Legacy NET Power Holders consist of OLCV Net Power, Baker Hughes Energy Services LLC (“BHES”), NPEH, LLC, and Constellation Energy Generation, LLC, and their respective Permitted Transferees (as defined in the Stockholders’ Agreement).

The Stockholders’ Agreement provides that, among other things, the Board will initially consist of 10 members, and the holders of a majority of the Common Stock held by OLCV Net Power or its Permitted Transferees will have the right to designate three director nominees for appointment or election to Board (the “OXY Directors” or each, an “OXY Director”); provided that (i) on the first date after the Closing Date that OXY, together with its Permitted Transferees, fails to hold at least 25% of the issued and outstanding voting interests of the Issuer, the right of OLCV Net Power to designate three director nominees shall cease, and the term of one then current OXY Director shall thereupon automatically end, (ii) further, on the first date after the Closing Date that OLCV Net Power, together with its Permitted Transferees, fails to hold at least 20% of the issued and outstanding voting interests of the Issuer, the right of OLCV Net Power to designate two OXY Directors shall cease, and the term of one then current OXY Director shall thereupon automatically end, and (iii) further, on the first date after the Closing Date that OLCV Net Power, together with its Permitted Transferees, fails to hold at least 10% of the issued and outstanding voting interests of the Issuer (the “Third OXY Fall-Away Date”), the right of OLCV Net Power to designate an OXY Director shall cease, and the term of the then current OXY Director shall thereupon automatically end. As of the Closing Date, after the Closing, Peter J. (Jeff) Bennett, Frederick A. Forthuber and Brad Pollack serve as the OXY Directors.

Also, subject to the terms and conditions and with exceptions as set forth in the Stockholders’ Agreement, each Legacy NET Power Holder has agreed to the following lock-up restrictions:

●
33 1/3% of its equity interests in the Issuer and Opco (“Company Interests”) that were received pursuant to the Business Combination Agreement as consideration for equity interests in Old NET Power (or in the case of BHES, pursuant to the JDA (as defined in the Business Combination Agreement)) (the “Price-Based Lock-up Shares”) may not be transferred until after the three-year anniversary of the Closing Date; provided, however, that if the last sale price of the Class A Common Stock on the principal exchange on which such securities are then listed or quoted, for any 20 trading days within any 30 consecutive trading-day period commencing at least 15 days after the Closing, exceeds (i) $12.00 per share, then one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, (ii) $14.00 per share, then an additional one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, and (iii) $16.00 per share, then all of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions; and

●
66 2/3% of its Company Interests that were received pursuant to the Business Combination Agreement as consideration for equity interests in Old NET Power (the “Time-Based Lock-up Shares”) may not be transferred until after the one-year anniversary of the Closing Date; provided, however, that if the last sale price of the Class A Common Stock on the principal exchange on which such securities are then listed or quoted, for any 20 trading days within any 30 consecutive trading-day period commencing at least six months after the Closing Date, exceeds $12.00 per share, then the Time-Based Lock-up Shares will no longer be subject to such lock-up restrictions.

Additionally, pursuant to the Stockholders’ Agreement, subject to the terms and conditions and with customary exceptions as set forth therein, the Legacy NET Power Holders were granted certain customary registration rights, including, among other things, “piggyback” registration rights that allow them to include their Registrable Securities (as defined in the Stockholders’ Agreement) in certain registrations initiated by the Issuer. Also, subject to the terms and conditions and with customary exceptions as set forth in the Stockholders’ Agreement, each Legacy NET Power Holder may request to sell all or any portion of its Registrable Securities in an underwritten offering, provided that the Issuer shall only be obligated to effect such an underwritten offering if the total offering price (before deduction of underwriting discounts and commissions) of the securities included therein is reasonably expected to exceed, in the aggregate, $25 million or if the request is with respect to all of the then outstanding Registrable Securities of such Legacy NET Power Holder.

The above description of the Stockholders’ Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 7.4 and is incorporated by reference herein in its entirety.

OpCo LLC Agreement

The information in Item 4 is incorporated by reference herein.

Class B Common Stock

Shares of Class B Common Stock are not transferrable except in connection with a permitted transfer of a corresponding number of Opco Units. Holders of shares of the Issuer’s Class B Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the holders of Common Stock. Holders of shares of the Issuer’s Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to the Issuer’s stockholders for their vote or approval, except with respect to the amendment of certain provisions of the Issuer’s certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B Common Stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Holders of the Issuer’s Class B Common Stock do not have any right to receive dividends, unless the dividend consists of shares of the Issuer’s Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B Common Stock paid proportionally with respect to each outstanding share of the Issuer’s Class B Common Stock and a dividend consisting of shares of Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A Common Stock on the same terms is simultaneously paid to the holders of Class A Common Stock.

Holders of the Issuer’s Class B Common Stock do not have any right to receive a distribution upon a liquidation or winding up of the Issuer.

Tax Receivable Agreement

On the Closing Date, as contemplated by the Business Combination Agreement, the Issuer and Opco entered into the Tax Receivable Agreement (the “Tax Receivable Agreement”) with Opco unitholders who received Opco Units pursuant to the Business Combination Agreement as consideration for equity interests in Old NET Power, including OLCV Net Power (the “TRA Unitholders”), and the Agent (as defined therein). Pursuant to the Tax Receivable Agreement, the Issuer will be required to pay to the TRA Unitholders 75% of the tax savings that the Issuer realizes as a result of increases in tax basis in Opco’s assets resulting from the future exchange of Opco Units for Class A Common Stock (or cash) pursuant to the Opco LLC Agreement, as well as certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement. Nonpayment of the Issuer’s obligations for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement resulting in a lump-sum payment, which may be substantial.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement (subject to certain assumptions), or certain other acceleration events, including a Change of Control (as defined in the Tax Receivable Agreement), occur.

The above description of the Tax Receivable Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 7.5 and is incorporated by reference herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
7.1	Joint Filing Agreement.

7.2	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K).

7.3	Opco LLC Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K).

7.4	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K).

7.5	Tax Receivable Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

OLCV Net Power, LLC

	By	/s/ Nicole E. Clark
Name: Nicole E. Clark
Title: Vice President and Secretary

Oxy Low Carbon Ventures, LLC

By:	/s/ Nicole E. Clark
Name: Nicole E. Clark
Title: Vice President and Secretary

OXY USA Inc.

By	/s/ Nicole E. Clark
Name: Nicole E. Clark
Title: Vice President and Secretary

Occidental Petroleum Corporation

By:	/s/ Nicole E. Clark
Name: Nicole E. Clark
Title: Vice President, Corporate Secretary and Chief Compliance Officer

Annex A

Executive Officers and/or Directors of OCLV Net Power and Occidental

OLCV Net Power has no directors. The name, present principal occupation and country of citizenship of the sole executive officer of OLCV Net Power are set forth below. The address for such person is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX 77046.

Name	Present Principal Occupation or Employment	Citizenship
Richard E. Callahan	President, OLCV and OLCV Net Power	United States

The name, present principal occupation and country of citizenship of each executive officer and director of Occidental are set forth below. The address for each such person is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, TX 77046.

Name	Present Principal Occupation or Employment	Citizenship
Jack B. Moore	Partner, Genesis Investments; Director, Occidental	United States

Vicky A. Bailey	President, Anderson Stratton International, LLC; Director, Occidental	United States

Andrew Gould	Partner, CSL Capital Management; Director, Occidental	United Kingdom

Carlos M. Gutierrez	Co-Founder, Executive Chairman and CEO, EmPath, Inc.; Director, Occidental	United States

Vicki Hollub	President, Chief Executive Officer and Director, Occidental	United States

William R. Klesse	Various directorships and advisory roles; Director, Occidental	United States

Claire O’Neill	Various directorships and advisory roles; Director, Occidental	United Kingdom

Avedick B. Poladian	Various directorships and advisory roles; Director, Occidental	United States

Ken Robinson	Various directorships and advisory roles; Director, Occidental	United States

Robert Shearer	Various directorships and advisory roles; Director, Occidental	United States

Neil R. Ackerman	Vice President, Occidental	United States

Peter J. Bennett	Vice President, Occidental	United States

Christopher O. Champion	Vice President, Chief Accounting Officer and Controller, Occidental	United States

Kenneth Dillon	Senior Vice President, Occidental	United Kingdom

Richard A. Jackson	Senior Vice President, Occidental	United States

Sylvia J. Kerrigan	Senior Vice President and Chief Legal Officer, Occidental	United States

Sunil Mathew	Vice President, Occidental	United States

Robert L. Peterson	Senior Vice President and Chief Financial Officer, Occidental	United States

Jeff F. Simmons	Senior Vice President, Occidental	United States